



8/16

SE **06009715** MISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2005___AND ENDING___12/31/2005___
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox & Henry, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___455 S. Frontage Road___
                     (No. and Street)

___Burr Ridge___   ___Illinois___   ___60527___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___William E. Fox___   630-325-4445
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

___George Korbakes & Co. L.L.P.___
               (Name – if individual, state last, first, middle name)   AUG 2 5 2006

___745 McClintock Drive, Burr Ridge, Illinois___   60527 THOMSON FINANCIAL
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2006
BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___William E. Fox___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Fox & Henry, Inc.___, as of ___December 31___, 20 _05_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___Secondary Income Fund IV, Secondary Income Fund V,___

___Secondary Income Fund VI___

_____
Signature

_____
Notary Public

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report Pursuant to S.E.C. Rule 17a-5(d)

Fox & Henry, Inc.

December 31, 2005



George Korbakes & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Fox & Henry, Inc.

We have audited the accompanying balance sheet of Fox & Henry, Inc. an Illinois S corporation as of December 31, 2005, and the related statements of operations & retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Henry, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole and in conformity with rules of the Securities and Exchange Commission.

George Korbakes & Co. L.L.P.

Burr Ridge, Illinois

February 21, 2006

Member: American Institute of Certified Public Accountants and Illinois CPA Society

FOX & HENRY, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS
Cash | $ 5,062
Money market funds | 36,289

Total | 41,351

OTHER ASSETS
Security deposit | 1,078

Total | 1,078

Total Assets | $ 42,429

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable | $ 219

Total | 219

STOCKHOLDERS' EQUITY
Common Stock; no par value; 1,000 shares
authorized, 500 issued | 1,000
Additional paid-in capital | 7,000
Retained earnings | 34,210

Total | 42,210

Total Liabilities and Stockholders' Equity | $ 42,429

FOX & HENRY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR DECEMBER 31, 2005

Commission Income	$ 106,800
Operating Expenses	
Commissions	86,611
Salaries	32,210
Education & Training	153
Payroll taxes	2,884
Licenses and regulatory fees	3,291
Legal and accounting	3,100
Rent	14,484
Office supplies and expense	354
Telephone	2,024
Printing and postage	1,574
Outside services	1,186
Insurance	9,030
Travel and entertainment	1,812
Dues and publications	2,110
Supplies	720
Office overhead reimbursed	(66,087)
Total	95,456
Income from operations	11,344
Other income – interest	299
Net Income	11,643
Retained earnings at beginning of year	30,567
Less: Dividends Paid	(8,000)
Retained earnings at end of year	$ 34,210

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2005

Cash Flows Provided by Operating Activities
    Collections from customers $ 172,887
    Cash paid to suppliers   (161,665)

    Net Cash Provided by Operating Activities   11,222

Cash Flows Used In Investing Activities:
    Interest received   299
    Net Cash Provided By Investing Activities   299

Cash Flows Used In Financing Activities

    Dividends Paid   (8,000)
    Net Cash Used In Financing Activities   (8,000)

    Net Increase in Cash   3,521

Cash at beginning of year   37,830

Cash at end of year $ 41,351

Reconciliation of Net Income to Net Cash
Provided by Operating Activities
    Net income   11,643
    Less: Interest Income   (299)
    Adjustments to reconcile net loss
    to net cash provided by operating activities:

    Decrease in accounts payable   (122)

    Net Cash Provided by Operating Activities $ 11,222

1.   **BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES**

Business

Fox & Henry, Inc. was incorporated on September 8, 1981, and is a broker/dealer selling direct participation interests in mutual funds and real estate, oil and gas partnerships on a commission basis.

Revenue Recognition

Commission income is recognized on a trade-date basis.

Income Taxes

The Company has elected to be taxed as a small business corporation and, therefore, all income is taxed directly to its shareholders for Federal Income Tax purposes. For state tax purposes no provision for Illinois Replacement Tax has been included.

Policy of Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months.

Other Comprehensive Income

For the year ended December 31, 2005 the Company incurred no item of comprehensive income other than those reported on the income statement. The Company has no accumulated items of comprehensive income to be reported separately on the balance sheet at December 31, 2005.

2.   COMMITMENTS

The Company leases office space under a month to month lease expiring January 31, 2005.

Minimum future rental payments under the month to month operating lease is as follows:

2006	$ 1,078
Total Minimum Future Rental Payments	$ 1,078

3.   RELATED PARTY TRANSACTIONS

The shareholders of the Company are general partners in certain real estate partnerships, which are operated out of the Company's office facility. The Company was reimbursed $66,087 by the related partnerships for office overhead.

4.   RECONCILIATION OF NET CAPITAL

Net Capital - Financial and Operational Combined Uniform Single Report As of December 31, 2005	$ 41,132
Net Capital - Financial Report	$ 42,210
Difference	$ 1,078

SUPPLEMENTARY INFORMATION



George Korbakes & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT
ON THE INTERNAL CONTROL STRUCTURE

To the Stockholders and the Board of Directors
Fox & Henry, Inc.

We have examined the financial statements of Fox & Henry, Inc. For the year ended December 31, 2005 and have issued our report thereon dated February 21, 2006. As part of our examination, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fox & Henry, Inc. That we considered relevant to the objectives stated in SEC Rule 17a(g), (I) in making the periodic computations of net capital under SEC Rule 17a-3(a) (11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Illinois CPA Society

745 McClintock Drive, Suite 210
Burr Ridge, IL 60527   www.gkorbakes.com   Tel. (630) 986-4800
Fax (630) 986-4882

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Fox & Henry, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Act of 1934, and should not be used for any other purpose.

George /Kurlake ; Co. L. L. P.

Burr Ridge, Illinois

February 21, 2006

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

3/91

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

SEC FILE NO.
8-26883 [14]

FIRM ID. NO.

Fox & Henry, Inc. [13]   0911 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

FOR PERIOD BEGINNING (MM/DD/YY)

455 S. Frontage Road [20]   01/01/2005 [24]
(No. and Street)

AND ENDING (MM/DD/YY)

Burr Ridge [21] Illinois [22] 60527 [23]   12/31/2005 [25]
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code)—Telephone No.

William E. Fox [30]   (630) 325-4445 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [42]

8A-010210J
FOX & HENRY, INC.
INGRID CHYBIK IIA
6428 JOLIET ROAD,
COUNTRYSIDE,
IL
60525

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____23rd_____ day of February x19x 2006

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

George Korbakes & Co., L.L.P. | 70 |

ADDRESS   Number and Street   City   State   Zip Code

745 McClintock Drive, Suite 210, Burr Ridge, Illinois   60527

| 71 | | 72 | | 73 | | 74 |

Check One

(X)   Certified Public Accountant | 75 | FOR SEC USE

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or | 77 |
         any of its possessions

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

| BROKER OR DEALER | Fox & Henry, Inc. | N 3 | | | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2005 | 99

SEC FILE NO. 8-26883 | 98

ASSETS

Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 41351	200			$ 41351	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	1078	735	1078	930
12. TOTAL ASSETS	$ 41351	540	$ 1078	740	$ 42429	940

OMIT PENNIES

1/76

| BROKER OR DEALER   Fox & Henry, Inc. | as of 12/31/2005 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable.....................	$ ____ [1045]	$ ____ [1255] $	____ [1470]
14. Payable to brokers or dealers:			
A. Clearance account..................	[1114]	[1315]	[1560]
B. Other.............................	219 [1115]	[1305]	219 [1540]
15. Payable to non-customers................	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value.....................		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured........................	[1210]		[1690]
B. Secured.........................	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ ____ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ [980]			
B. Securities borrowings, at market value:... from outsiders $ ____ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ ____ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 219 [1230]	$ [1450]	$ 219 [1760]

Ownership Equity

21. Sole proprietorship		$ ____ [1770]
22. Partnership (limited partners .... $ ____ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1000 [1792]
C. Additional paid-in capital		7000 [1793]
D. Retained earnings		34210 [1794]
E. Total		42210 [1795]
F. Less capital stock in treasury................		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 42210 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 42429 [1810]

OMIT PENNIES

BASIC FILERS ONLY

BROKER OR DEALER Fox & Henry, Inc.	as of 12/31/2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition.. $	42210	3480
2.	Deduct ownership equity not allowable for Net Capital.. (		) 3490
3.	Total ownership equity qualified for Net Capital..	42210	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................		3520
	B. Other (deductions) or allowable credits (List)...		3525
5.	Total capital and allowable subordinated liabilities... $	42210	3530
6.	Deductions and/or charges:		

6.
- A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 1078 | 3540 |
- B. Secured demand note deficiency.................................... | 3590 |
- C. Commodity futures contracts and spot commodities-proprietary capital charges..................................... | 3600 |
- D. Other deductions and/or charges.................................. | 3610 | (1078) | 3620 |

7.	Other additions and/or allowable credits (List)...		3630
8.	Net capital before haircuts on securities positions .... $	41132	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		

- A. Contractual securities commitments............................... $ | 3660 |
- B. Subordinated securities borrowings............................... | 3670 |
- C. Trading and investment securities:
  - 1. Exempted securities.. | 3735 |
  - 2. Debt securities... | 3733 |
  - 3. Options .... | 3730 |
  - 4. Other securities .... | 3734 |
- D. Undue Concentration .... | 3650 |
- E. Other (List)... | 3736 | ( ) | 3740 |

10.	Net Capital .... $	41132	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc.   as of 12/31/2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6·2/3% of line 19) .... $	14	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
	of subsidiaries computed in accordance with Note (A) .... $	5000	3758
13.	Net capital requirement (greater of line 11 or 12) .... $	5000	3760
14.	Excess net capital (line 10 less 13) .... $	36132	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... $	41110	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition .... $	219	3790
17.	Add.		
	A. Drafts for immediate credit .... $		3800
	B. Market value of securities borrowed for which no equivalent		
	value is paid or credited .... $		3810
	C. Other unrecorded amounts (List) .... $ [3820] $		3830
19.	Total aggregate indebtedness .... $	219	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... %	1%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule		
	15c3-3 prepared as of the date of the net capital computation including both brokers or dealers		
	and consolidated subsidiaries' debits .... $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
	requirement of subsidiaries computed in accordance with Note (A) .... $		3880
24.	Net capital requirement (greater of line 22 or 23) .... $		3760
25.	Excess net capital (line 10 less 24) .... $		3910
26.	Net capital in excess of:		
	5% of combined aggregate debit items or $120,000 .... $		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6·2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc.

For the period (MMDDYY) from `01/01/05` `3932` to `12/31/05` `3933`

Number of months included in this statement `12` `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange.....$		`3935`
b. Commissions on listed option transactions		`3938`
c. All other securities commissions	106800	`3939`
d. Total securities commissions		`3940`
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		`3945`
b. From all other trading		`3949`
c. Total gain (loss)		`3950`
3. Gains or losses on firm securities investment accounts		`3952`
4. Profit (loss) from underwriting and selling groups		`3955`
5. Revenue from sale of investment company shares		`3970`
6. Commodities revenue		`3990`
7. Fees for account supervision, investment advisory and administrative services		`3975`
8. Other revenue	299	`3995`
9. Total revenue ....$	107099	`4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ......$		`4120`
11. Other employee compensation and benefits		`4115`
12. Commissions paid to other broker-dealers	32210	`4140`
13. Interest expense		`4075`
a. Includes interest on accounts subject to subordination agreements .... `4070`		
14. Regulatory fees and expenses	3291	`4195`
15. Other expenses	5995	`4100`
16. Total expenses ....$	95456	`4200`

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)......$	11643	`4210`
18. Provision for Federal Income taxes (for parent only)		`4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		`4222`
a. After Federal Income taxes of .... `4238`		
20. Extraordinary gains (losses)		`4224`
a. After Federal income taxes of .... `4239`		
21. Cumulative effect of changes in accounting principles		`4225`
22. Net income (loss) after Federal income taxes and extraordinary items ....$	11643	`4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items...............$		`4211`

3/78

BROKER OR DEALER   Fox & Henry, Inc.

For the period (MMDDYY) from 01/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period... $		38567	42.
A. Net income (loss)...		11643	42!
B. Additions (Includes non-conforming capital of .... ▼ $	4262)		42(
C. Deductions (Includes non-conforming capital of...................... $ 8000	4272)	8000	42:
2. Balance, end of period (From item 1800) .... $		42210	42ç

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ▼ $		430
A. Increases		431
B. Decreases...		432
4. Balance, end of period (From item 3520)................................. $		433(

OMIT PENNIE

3/78

BROKER OR DEALER	Fox & Henry, Inc.	as of	12/31/2005

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____ | 455|

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained ....5000. Required...See.Attached.......... _____ | 458(

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ _____ | 4335 | _____ | 4570

D. (k) (3)—Exempted by order of the Commission .... _____ | 458C

FOX & HENRY, INC.
ADDENDUM TO QUESTION 25
FOCUS PART IIA
FORM X-17A-5
DECEMBER 31, 2005

We sell partnership interests in real estate, oil and gas partnerships on a commission basis. We do not collect any cash, which is paid by customer directly to issuing partnership. Neither do we hold any securities for customers. However, we have established a segregated cash account for the exclusive benefit of customers. Due to the nature of our business, the only transaction ever recorded in this account was the opening deposit.